Exhibit (b)(1)

April 17, 2019

Command Center, Inc.

Hire Quest Holdings, LLC

Hire Quest, LLC

111 Springhall Drive

Goose Creek, South Carolina 29445

Attn: Richard F. Hermanns

Dear Mr. Hermanns:

Re:	$30,000,000 Line of Credit with $15,000,000 Letter of Credit Sublimit and $20,000,000 Uncommitted Accordion Feature

Branch Banking and Trust Company ("Bank") is pleased to offer its commitment to make the following loan to Command Center, Inc. (“CCI”), each wholly-owned subsidiary of CCI (collectively, “CCI Subs”), Hire Quest Holdings, LLC (“HQH”), and Hire Quest, LLC (“HQ” and together HQH, the “HQ Entities”; and the HQ Entities, together with CCI, CCI Subs and any newly formed holding companies or subsidiaries of the HQ Entities and CCI, being individually or collectively as the context requires, the “Borrower”1):

Line Facility: A revolving line of credit (“Line”) in the maximum initial amount of $30,000,000 (with a $15,000,000 Letter of Credit Sublimit) (the “Original Line of Credit Commitment Amount”) and $20,000,000 uncommitted accordion feature, subject to a borrowing base as set forth below. This letter does not set forth all the terms and conditions of the Line. Rather, it is only an outline, in summary format, of the major points of understanding which shall be the basis of the final Loan documentation (all of which are collectively referred to as the "Loan Documents") which shall be drafted by Bank. The date on which the last of the Loan Documents is executed is hereinafter referred to as the "Closing Date". The Loan Documents shall have many terms and conditions not set forth herein, including but not limited to conditions precedent, representations and warranties, affirmative covenants, negative covenants, events of default, definition of terms, and other provisions customary to financing (1) by Bank generally and (2) of the type contemplated by this letter.

LINE FACILITY:

Purpose. Proceeds of the Line shall be used for financing the merger of the Borrower and to provide ongoing working capital needs and the issuance of letters of credit to Borrower’s workers compensation insurers.

Interest Rate and Certain Fees. The Line and any letters of credit issued by Bank for the account of a Borrower (the “Letters of Credit”) will be priced as set forth in the following performance based pricing grid (the “Pricing Grid”).

PRICING GRID

	Net Lendable Collateral	Applicable Margin	Annual Non-Use Fee	Annual Letter of Credit Fee
Tier I	>$10,000,000	1.25%	0.125%	0.75%
Tier II	$3,000,000-$10,000,000	1.50%	0.185%	1.00%
Tier III	< $3,000,000	1.75%	0.250%	1.25%

1 Borrower entities may change prior to the Closing Date. It is contemplated that CCI has or may create one or more subsidiaries and/or a new holding company and some or all of the HQ Entities may be merged into one or more of such new entities to facilitate the contemplated merger of HQH into CCI. Additionally, other HQ Entity affiliates or subsidiaries of CCI may be included as a Borrower. Upon determination of the final corporate structure, Borrower will be finalized and all of the terms and provisions herein shall apply to such entity(ies).

June 25, 2019

For purposes of the Pricing Grid, “Net Lendable Collateral” means, at any determination date, Collateral Loan Value (as defined in the paragraph entitled Advances and Repayment below) reduced by the principal balance outstanding under the Line plus all unrestricted and unencumbered cash. The applicable pricing tier will be determined at each fiscal quarter end.

The rate at which interest shall accrue on the outstanding principal balance of the Line shall be the One Month LIBOR Rate plus the Applicable Margin set forth in the Pricing Grid, per annum adjusted monthly on the first day of each LIBOR Interest Period; provided that the One Month LIBOR Rate shall never be lower than 0% per annum. All interest and fees shall be computed and charged for the actual number of days elapsed on the basis of a year consisting of three hundred sixty (360) days.

Fees and Taxes. Payment upon on the Closing Date of a non-refundable origination fee of $37,500.00 (15 basis points on Original Line of Credit Commitment Amount in excess of Bank’s existing $5,000,000 line commitment to HQ). The origination fee shall be deemed fully earned whether or not the transaction contemplated herein closes, unless failure to close is due solely to our gross negligence or willful misconduct.

Payment monthly in arrears of a working capital servicing fee of $250.00 per month; provided this working capital servicing fee shall not be payable when the Line is in Flex Mode (as defined below).

Payment quarterly in arrears of a Non-Use Fee under the Line in an amount equal to:

(A) the applicable per annum percentage specified in the Pricing Grid multiplied by

(B) the Line of Credit Commitment Amount (as defined in the paragraph entitled Advances and Repayment below) minus the sum of (i) the average outstanding principal balance on the Line for the most recently ended fiscal quarter plus (ii) the average face amount of issued Letters of Credit for the most recently ended fiscal quarter).

Payment quarterly in arrears of Letter of Credit fee(s) equal to the applicable per annum percentage specified in the Pricing Grid. The Letter of Credit fee is calculated based on the face amount of all outstanding Letters of Credit.

In addition, Borrower shall pay any and all attorney’s and related legal fees, recording fees, appraisal fees, documentary stamp and intangible taxes, and other costs incurred by Bank in connection with the making, documenting and closing of the Line.

Advances and Repayment. Subject to the Loan Documents and until maturity on May 31, 2024 (the “Maturity”), Bank shall make advances under the Line at the request of an authorized officer of the Borrower up to an aggregate principal amount outstanding at any one time equal to the Overall Availability (as defined below). Borrower may borrow, repay and re-borrow at any time through Maturity. Accrued interest only shall be repayable monthly beginning on the last day of the month following the month in which the Closing Date occurs. The outstanding balance under the Line plus accrued interest thereon shall be paid in full at Maturity. Borrower shall submit to Bank monthly (or quarterly when the Line is in Flex Mode), Loan Base Reports in a form satisfactory to Bank which shall establish Availability (as defined below) until the next such Report. However, Bank shall have the right to require additional Loan Base Reports at any time.

For purposes of this Commitment, the following terms shall have the following meanings:

“Availability” means, at any one time, (A) when the Line is not in Flex Mode, the lesser of (i) the Line of Credit Commitment Amount less reserves (including, but not limited to, the letter of credit exposure reserve) as established by Bank, or (ii) the Collateral Loan Value determined by Bank from the most recent approved Loan Base Report and otherwise in the sole discretion of Bank, each after consideration of collections or advances, and reduced by the principal balance outstanding under the Line, and (B) when the Line is in Flex Mode, the lesser of (i) $5,000,000, or (ii) the Collateral Loan Value, determined by Bank from the most recent approved Loan Base Report and otherwise in the sole discretion of Bank, each after consideration of collections or advances, and reduced by the principal balance outstanding under the Line.

June 25, 2019

“Collateral Loan Value” means the aggregate value of the advance rate(s) established by Bank as applied to the Eligible Accounts less reserves (including, but not limited to, the letter of credit exposure reserve) as established by Bank. It is anticipated that the advance rate will be (i) except as provided in (ii) of this sentence, 85%, and (ii) 90% with respect to Eligible Accounts of investment grade (or comparable quality as determined by Bank in its sole discretion) account debtors.

“Eligible Accounts” generally means accounts receivable which are less than 90 days from the invoice date (subject to Pre-Closing Examination results) and are not owed by affiliates of Borrower; however, specific definitions for Eligible Accounts shall be set forth in detail in the Loan Documents, and Bank shall have the right to exclude any receivable from Eligible Accounts.

“Flex Mode” means each period of time commencing on the first day of a calendar month after the principal balance outstanding under the Line has been equal to or less than $5,000,000 for 3 consecutive calendar months (excluding any days prior to the Closing Date) and ending on the first day after any such commencement on which the principal balance outstanding under the Line exceeds $5,000,000.

“Line of Credit Commitment Amount” means the maximum committed principal amount of the Line.

“Overall Availability” means, at any one time, Availability without reduction for the principal balance outstanding under the Line.

Bank shall not be obligated to make advances after an event of default under the Loan Documents, but may do so in its sole discretion. The amount of each requested advance shall be deposited in Borrower's operating account with Bank.

Reduction in Line of Credit Commitment Amount. Borrower shall have the option, which may be exercised not more than twice during the term of the Line, to reduce the Line of Credit Commitment Amount by a maximum amount of $20,000,000 in the aggregate and in a minimum amount of $5,000,000 and in increments of $1,000,000 in excess thereof for each reduction. Any reduction in the Line of Credit Commitment Amount will result in a corresponding reduction in the unused portion of the uncommitted accordion feature (described below).

Uncommitted Accordion Feature. The Line will include an uncommitted accordion feature permitting Borrower to request increases in the Line of Credit Commitment Amount by a maximum additional amount of up to $20,000,000 in the aggregate (subject to reduction as provided above); provided that any such request shall be in a minimum amount of $5,000,000 and in increments of $1,000,000 in excess thereof. Such increases may be effected from time to time after the Closing Date upon the written request of Borrower, subject to: (1) credit approval by Bank with respect to each such increase (for avoidance of doubt, the accordion feature is uncommitted, therefore any requested increase is subject to full underwriting and credit approval at the time of Bank’s receipt of each such request for an increase by Borrower), (2) payment of a non-refundable origination fee in the amount of 15 basis points of the principal amount of each such increase, (3) such terms and conditions as may be established by Bank in connection with each such increase, and (4) no default or event of default exists at the time of any such increase.

Collateral. To secure payment of the Line, Borrower and/or Debtor shall grant, pledge, or convey to Bank a first priority security interest in the existing and after-acquired Accounts (including all health care-insurance receivables and franchisee accounts, Inventory, Equipment (including all accessions thereto), Goods, Fixtures, Documents (including any franchise agreements), Instruments (including all promissory notes), Chattel Paper, Investment Property, Deposit Accounts, Letter-of-credit rights, Supporting obligations, Commercial Tort Claims, Money, Software, or General Intangibles (including all Payment Intangibles) and all proceeds thereof owned by Borrower.

Pre-Closing Examination. A pre-closing examination of CCI’s and HQ’s accounts and procedures will be performed by Bank or its authorized agent. Bank, in its sole discretion, reserves the right to adjust the advance rates contained within the definition of Collateral Loan Value and definitions for Eligible Accounts described in the paragraph entitled Advances and Repayment and to establish reserves upon completion and analysis of the pre-closing examination. Each of CCI and HQ agrees to allow Bank or its agent access to the books and records of Borrower and shall allow Bank or its agent to make copies thereof. CCI and HQ agree to pay Bank its standard examination fees for these pre-closing examinations as incurred, whether or not the transaction contemplated herein closes.

June 25, 2019

On-Site Examination. Bank or its agent shall conduct periodic on-site examinations of Borrower's financial records, inventory, and procedures at intervals deemed appropriate by Bank. Borrower shall allow Bank or its agent(s) access to the books and records of Borrower and shall allow the Bank or its agent(s) to make copies thereof. For this servicing, Borrower agrees to pay Bank’s standard fees and expenses (currently $1,050 per examiner per day); provided, Bank reserves the right to change the amount of this fee, from time to time, upon written notice to Borrower.

OTHER TERMS AND CONDITIONS:

The Line and Letters of Credit are hereinafter collectively called the “Credit”.

Deposit Account(s). Borrower agrees to establish and maintain its primary operating account(s) and treasury services with Bank as long as any part of the proposed Credit remains outstanding and shall enter a lock box arrangement with Bank.

Merchant Services Account(s). Borrower agrees to establish and maintain its merchant services account(s) with Bank as long as any part of the proposed Credit remains outstanding.

Copy of Organizational Documents and Authorization. If requested by Bank, each Borrower shall furnish a true and complete copy of its Articles of Incorporation, By-Laws and a Certificate of Incorporation if incorporated, or its Articles of Organization, Operating Agreement and Certificate of Filing or Existence if a limited liability company, as filed with the applicable Secretary of State. Further, the Borrower hereby authorizes Bank to file such UCC Financing Statements describing the collateral in any location deemed necessary and appropriate by Bank in order to ensure that UCC filings are made on or prior to the anticipated Closing Date.

Hazard Insurance. On the Closing Date, Borrower shall provide Bank a hazard insurance policy for the replacement cost of the insurable items of the collateral, naming Bank as lienholder/loss payee. The insurance company issuing the policy must be acceptable to Bank.

Loan Agreement. The Borrower shall execute a comprehensive loan agreement which shall supersede any conflicting provisions of this Commitment Letter and all agreements formed by its acceptance, which shall contain, among other things:

A.       Key financial ratios and limitations to be contained in the loan agreement shall include:

A Fixed Charge Coverage Ratio of not less than 1.10 to 1.00. The Fixed Charge Coverage Ratio is defined as the ratio of (i) EBITDAR minus dividends, distributions, withdrawals by owners, unfunded capital expenditures, cash taxes paid and any non-operating income (such as, but not limited to, capital gains and interest income from the sale of franchises) as determined by Bank in its sole discretion, divided by (ii) the sum of; interest expense, the prior period’s current portion of long-term debt and capital leases, lease expense and rent expense minus amortization of capitalized debt expense, to the extent it is included in interest expense. EBITDAR means the sum of net income, interest expense, income taxes, depreciation, amortization, lease expense and rent expense.

This covenant will be tested quarterly, on a rolling four quarter basis except for each fiscal year end period where it will be measured based on Borrower’s annual audited results.

B.	Non-exclusive list of other covenants.

1.	Borrower shall not be permitted to incur any additional debt in excess of $1,000,000 outstanding at any one time, other than trade accounts payable incurred in the ordinary course of business or purchase money loans which are secured only by the asset purchased; or grant security interests in, or permit liens to be filed on, any of its assets for the benefit of any creditor other than Bank.
2.	Borrower shall maintain its current form of existence; maintain adequate liability (including, but not limited to, D&O and worker’s compensation) and hazard insurance on its buildings, equipment, and inventory; and comply with all local, state and federal laws and government regulations to which it is subject, including but not limited to, federal and state securities laws.

June 25, 2019

3.	Borrower shall maintain Richard F. Hermanns as Chief Executive Officer.
4.	Borrower shall not be permitted to merge into or acquire the capital stock of any entity, to acquire substantially all of the assets of any other entity, or to sell any of its assets other than in the ordinary course of business, in each case without the prior written consent of Bank to be given or withheld in its sole discretion.
5.	Stockholders, officers, directors, and affiliates shall subordinate their loans to the Borrower, if any, to the Bank's Credit pursuant to Subordination Agreements satisfactory to Bank.
6.	No “Change of Control” may occur. “Change of Control” shall mean the first day on which the members of the board of directors of CCI (or any holding company established in connection with the merger that wholly-owns each of other Borrower) initially appointed by HOH cease to be the majority of members of the board of directors.

C.       Financial Information. During the term of the Credit and as soon as available, each Borrower shall provide to Bank, in form and content acceptable to Bank:

1.	Annual audited financial statements and annual Form 10-K for Borrower due concurrent with its submission to the SEC but in no case later than 120 days of such Borrower's fiscal year-end.
2.	Quarterly financial statements and Form 10-Q for Borrower due concurrent with its submission to the SEC but in no case later than 45 days of the quarter-end.
3.	Officers Compliance Certificates, which will be due concurrent with the quarterly financial statements required in C 2 above, except for each fiscal year end period when they will be due concurrent with the annual audited financial statements required in C 1 above.
4.	Monthly Loan Base Reports from Borrower (Quarterly Loan Base Reports from Borrower when in Flex Mode).
5.	Monthly, detailed accounts receivable and accounts payable agings from Borrower (not required when in Flex Mode).
6.	Promptly when available, copies of each annual report, proxy, or financial statement or other report or communication sent to stockholders of any Borrower, and copies of all annual, regular, periodic and special reports and registration statements which any Borrower may file or be required to file with the SEC or with any national securities exchange, together with copies of any notice or other correspondence received from the SEC concerning any investigation or possible investigation or other inquiry by such agency regarding financial or other operational results of any Borrower.

Other Documents and Terms. The Loan Documents may contain material terms and conditions designed to protect the position of Bank and its collateral. Bank shall require an opinion of the Borrower's counsel satisfactory to Bank and its counsel.

Non-Assignability or Modification of Commitment. The commitment evidenced by this letter shall not be assignable by you. The terms of this letter may not be waived or modified unless such waiver or modification is expressly stated as such and specifically agreed to by the parties in writing and shall be enforceable by Bank and its successors and assigns. The Loan Documents when executed shall evidence the final commitment to Borrower, and upon said execution, this letter shall have no further force or effect.

Indemnification by Borrower. Borrower agrees to indemnify and hold harmless Bank from and against any and all claims, damages, liabilities and expenses which may be incurred by or asserted against Bank in connection with any proceeding arising out of this commitment or Borrower's use of the proceeds of the Credit.

Confidentiality. Borrower shall keep the contents of this letter confidential and shall not use it or its contents as a representation of Borrower's credit worthiness. Third parties are cautioned against relying on the contents hereof in extending credit to Borrower in reliance hereon.

June 25, 2019

Basis of Commitment. Each undersigned Borrower acknowledges that this Commitment is based materially upon financial information provided to it, and to be provided to it pursuant to the Special Conditions Precedent outlined below, by Borrower and others, and each undersigned Borrower hereby warrants and represents that such information was and will be true and correct in all material respects when rendered and that no material change has occurred therein through the date of the execution of this Commitment. All material facts relating to the Credit or to the assets, business, profits, prospects, or conditions (financial or otherwise) of the Borrower have been disclosed to Bank by Borrower.

Special Conditions Precedent. In addition to other terms and conditions set forth in this Commitment, this Commitment and Bank’s obligation to close the Line are further contingent upon and are subject to the following conditions precedent: (1) Bank’s receipt of the following: (i) an opening date organizational chart showing the exact entities involved in the merger of the HQ Entities and CCI and anticipated eminent consolidations thereof, if any, (ii) a pro forma Opening Balance Sheet, (iii) monthly projections, including cash-flow of the Borrower, for the first year following the Closing Date, (iv) 2018 accountant prepared year end statements on HQ and company prepared 2018 year end statements on Hire Quest Insurance Inc., HQH and CCI, (v) a copy of the executed Definitive Merger Agreement, and (vi) any additional information that might reasonably be requested by the Bank, and (2) evidence that on the Closing Date and after giving effect to the transactions contemplated by this Commitment, Borrower shall have Availability in an amount not less than 10% of the lesser of (a) the Collateral Loan Value as determined by Bank from the opening Loan Base Report plus reserves (including, but not limited to, the letter of credit exposure reserve) established by Bank, or (b) the Line of Credit Commitment Amount. All information provided to be in a form and content acceptable to Bank and Bank specifically reserves the right to amend, modify or terminate this Commitment based on its review of the information provided.

Voidability of Commitment. This Commitment shall be voidable at the option of Bank should any of the following events occur:

1.	A material adverse change in Borrower's business, or financial condition, or disposal of a material portion of its assets other than in the ordinary course of business.
2.	A proceeding is commenced by or against Borrower under any bankruptcy or insolvency law.
3.	A default by Borrower on any other obligation they may have for money borrowed.
4.	Any change in management or ownership of Borrower unacceptable to Bank.
5.	Should any law or regulation affecting Bank entering into the financing transactions contemplated hereby impose upon Bank any potential obligation, fee, liability, loss, claim, cost, expense, or damage which is not contemplated herein.
6.	Any violation or breach by Borrower of the terms of this Commitment.
7.	Should the Borrower fail to provide sufficient information to the Bank to permit verification of the identity of the Borrower in accordance with the USA Patriot Act.

Acceptance and Closing Date. This Commitment shall expire if not accepted or extended in writing by the close of business on April 23, 2019 (the "Commitment Expiration Date"). If this Commitment is accepted, time being of the essence, the Credit made pursuant hereto must close on or before the close of business on July 31, 2019. Borrower acknowledges that the interest rate and other terms of the Credit outlined in the Commitment are based upon acceptance of this Commitment and closing of the Credit within the time periods set forth above and that these time periods are material factors in Bank offering this Commitment. Borrower shall retain the obligation, if the Commitment has been accepted, to pay any fees or expenses incurred by Bank in connection with the negotiation and preparation of this Commitment, including without limitation appraisal fees, attorneys’ fees, and UCC search and filing fees.

If this Commitment is acceptable to you, please indicate your acceptance by signing in the space provided below and returning the original letter to me. A copy is enclosed for your records. Upon its acceptance and execution of this Commitment, the Borrower hereby certifies to Bank that the information on Exhibit A is correct.

This Commitment replaces and supersedes all prior commitments issued by Bank with respect to the Line.

[Remainder of Page Intentionally Blank]

June 25, 2019

We appreciate the opportunity to offer this Commitment to your company and look forward to establishing a continuing, mutually beneficial relationship.

Sincerely,

BRANCH BANKING AND TRUST COMPANY

By:

Trent Holland

Senior Vice President

(843) 852-5843

Accepted:	COMMAND CENTER, INC., for itself and on behalf of
all of its wholly-owned subsidiaries

	By:	(SEAL)
	Name:		Date
Title:

HIRE QUEST HOLDINGS, LLC

By:	(SEAL)
Name:		Date
Title:

HIRE QUEST , LLC

By:	(SEAL)
Name:		Date
Title:

June 25, 2019

EXHIBIT A

Command Center, Inc.:

a.        It is incorporated, organized or registered in the State or Commonwealth of Washington.

b.       The name above is Borrower’s exact legal name as on file with its State of incorporation or organization.

c.       Its Tax Identification Number is 91-2079472.

Hire Quest Holdings, LLC.:

a.        It is incorporated, organized or registered in the State or Commonwealth of Florida.

b.       The name above is Borrower’s exact legal name as on file with its State of incorporation or organization.

c.       Its Tax Identification Number is 82-2738252.

Hire Quest, LLC.:

a.        It is incorporated, organized or registered in the State or Commonwealth of Florida.

b.       The name above is Borrower’s exact legal name as on file with its State of incorporation or organization.

c.       Its Tax Identification Number is 68-0510357.